August 4, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
File No. 000-16509
Dear Mr. Rosenberg:
This letter is to request more time in responding to your requirement of additional information and explanation on the above-referenced filing. Discussions with our auditors and preparation of the response have been delayed due to activities this week preceding the filing of our second quarter 10-Q.
We certainly appreciate the importance of answering these questions in a timely manner, and believe we can fully respond by August 11, 2006.
Sincerely,
Mark A. Oliver
President